[INVESCO AIM LOGO APPEARS HERE]
--Service Mark--
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713-626-1919
www.invescoaim.com


Invesco Aim Advisors, Inc.

May 2, 2008

VIA EDGAR

Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: AIM Growth Series (AGS)
    Post-Effective Amendment No. 67 to
    Form N-1A Registration Statement
    File No. 002-57526; CIK No. 0000202032

Dear Mr. O'Connor:

     This letter responds to the Staff's comments on the above-referenced Registration Statement on Form N-1A filed by AIM Growth Series (the "Registrant") on February 11, 2008 which is scheduled to go effective May 1, 2008.

Staff's Comment:

1. FEE TABLE AND EXPENSE EXAMPLE- ACQUIRED FUND FEES AND EXPENSES (COMMENT GIVEN ON AIM FLOATING RATE FUND)

     On funds that have de minimus amount of Acquired Fund Fees and Expenses, i.e., one basis point or less, consider including that amount in Other Expenses. Explain in a footnote that the fund may invest in other funds, but the amount of Acquired Fund Fees and Expenses is one basis point or less.

Response:

     In the Registrant's view, the use of "may" in Item 3(f) of Form N-1A provides latitude when complying with this item. For procedural efficiency and consistency among the personnel applying the rule, specific procedures have been established to accommodate the various scenarios that exist when this item is applied on a complex-wide basis. By establishing such procedures, the need to add and then possibly later remove, the line item "Acquired Fund Fees and Expenses" is avoided. This approach also ensures that the fee table agrees with the financial highlight schedule except for the amount of Acquired Fund Fees and Expenses and instances when the fee table is restated in accordance with Instruction 3(d)(ii) to Item 3 of Form N1-A. The established procedures are provided below.

James O'Connor
May 2, 2008
Page 2

     If the acquired fund fees are: (i) less than 1/2 of a basis point, the line item on the fee table will be reflected as "0.00"; (ii) greater than 1/2 of a basis point, the line item on the fee table will be reflected as rounded to the nearest basis point; and (iii) if there are no investments in investment companies, the line item will reflect "None".

Staff's Comment:

2. PRICING OF SHARES - DETERMINATION OF NET ASSET VALUE - GENERAL INFORMATION SECTION OF THE PROSPECTUS (COMMENT GIVEN ON AIM FLOATING RATE FUND BUT WILL BE APPLIED TO ALL RETAIL FUNDS)

     Please include a statement to the effect that the Board will review the accuracy and reliability of the methodologies of fair value pricing particularly with respect to debt securities.

Response:

     The following sentences have been added to the first paragraph under the section entitled "Pricing of Shares - Determination of Net Asset Value" in the General Information section of the prospectus:

     The Board has delegated the daily determination of good faith fair value methodologies to Invesco Aim's Valuation Committee, which acts in accordance with Board approved policies. On a quarterly basis, Invesco Aim provides the Board various reports indicating the quality and effectiveness of its fair value decisions on portfolio holdings.

Staff's Comment:

3. TAXES - GENERAL INFORMATION SECTION OF THE PROSPECTUS (COMMENT GIVEN ON AIM FLOATING RATE FUND BUT WILL BE APPLIED TO ALL RETAIL FUNDS)

     Please include a statement to the effect that a fund with high portfolio turnover will have more short-term capital gains that must be treated by the investor as ordinary income. If the portfolio turnover is over 100%, the short-term capital gains could be substantial. Include a statement such as higher portfolio turnover generates high transactions and high amounts of short-term capital gains.

Response:

     The following sentences have been added at the end of the second paragraph under the section entitled "Taxes" in the General Information section of the prospectus:

     A fund that is expected to have higher turnover than that of other funds is more likely to generate short-term gain or loss. If a fund does recognize short-term capital gain, it will distribute those gains as ordinary income dividends, which will be subject to tax at a shareholder's tax rate for ordinary income.

Staff's Comment:

4. FEE TABLE AND EXPENSE EXAMPLE- ACQUIRED FUND FEES AND EXPENSES (COMMENT GIVEN ON AIM MULTI-SECTOR FUND)

James O'Connor
May 2, 2008
Page 3

     In the fee table for AIM Multi-Sector Fund, the Acquired Fund Fees & Expenses are 0.00. Since the amount is 0.00, why include Acquired Fund Fees and Expenses as a line item?

Response:

     Please see Registrant's Response to Staff's Comment No. 1.

Staff's Comment:

5. INVESTMENT OBJECTIVES, STRATEGIES AND RISKS (COMMENT GIVEN ON AIM SELECT REAL ESTATE INCOME FUND BUT WILL BE APPLIED TO ALL RETAIL REAL ESTATE FUNDS)

     Please include a statement indicating that the fund will be distributing significant amounts of ordinary income in the form of mortgage and rental income to the extent funds are invested in REITs.

Response:

     The following paragraph has been added as the last paragraph under the section entitled "Real Estate Risks" in the Risks section of the prospectus:

     For U.S. federal income tax purposes, a substantial portion of the distributions paid by the fund may be taxable as ordinary income. This is due to the fund's investment in REITs and other real estate companies that earn income from rents, mortgage payments and other sources of ordinary income.

Staff's Comment:

6. INVESTMENT OBJECTIVES, STRATEGIES AND RISKS (COMMENT GIVEN ON PREMIER PORTFOLIO BUT WILL BE APPLIED TO ALL FUNDS INVESTING IN SYNTHETIC MUNICIPAL SECURITIES)

     Please tie synthetic municipal securities risk to derivatives risk and make clear that the valuation of these types of securities may be difficult and may result in a lack of liquidity.

Response:

     Any fund investing in synthetic municipal securities will include the following paragraph directly above the section entitled "Synthetic Municipal Securities Risk" in the Risks section of the prospectus:

     Derivatives Risk - The value of "derivatives" or "synthetics" - so called because their value "derives" from the value of any underlying asset (including an underlying security), reference rate or index - may rise or fall more rapidly than other investments. For some derivatives, it is possible to lose more than the amount invested in the derivative. Derivatives may be used to create synthetic exposure to an underlying asset or to hedge portfolio risk. If the fund uses derivatives to "hedge" a portfolio risk, it is possible that the hedge may not succeed. This may happen for various reasons, including unexpected changes in the value of the rest of the fund's portfolio. Over the counter derivatives are also subject to counterparty risk, which is the risk that the other party to the contract will not fulfill its contractual obligation to complete the transaction with the fund.

James O'Connor
May 2, 2008
Page 4

Staff's Comment:

7. INVESTMENT OBJECTIVES, STRATEGIES AND RISKS (COMMENT GIVEN ON PREMIER PORTFOLIO BUT WILL BE APPLIED TO ALL FUNDS INVESTING IN FOREIGN SECURITIES)

     In the foreign securities risk paragraph, mention that prices of foreign securities may be affected by fluctuations in the exchange rates.

Response:

     Any fund investing in foreign securities will include the following paragraph in the Risks section of the prospectus:

     Foreign Securities Risk - The dollar value of the fund's foreign investments will be affected by changes in the exchange rates between the dollar and the currencies in which those investments are traded. The value of the fund's foreign investments may be adversely affected by political and social instability in their home countries, by changes in economic or taxation policies in those countries, or by the difficulty in enforcing obligations in those countries. Foreign companies generally may be subject to less stringent regulations than U.S. companies, including financial reporting requirements and auditing and accounting controls. As a result, there generally is less publicly available information about foreign companies than about U.S. companies. Trading in many foreign securities may be less liquid and more volatile than U.S. securities due to the size of the market or other factors.

Staff's Comment:

8. INVESTMENT OBJECTIVES, STRATEGIES AND RISKS (COMMENT GIVEN ON PREMIER PORTFOLIO)

     In the risk disclosure for mortgage-backed and asset-backed securities, expand discussion of credit risk, rating agency risk and insurance risk particularly with respect to recent market developments.

Response:

     At this time, the Registrant does not believe further risk disclosure is warranted since the Fund has no direct exposure to sub-prime lending. None of the funds within the AIM complex have any direct exposure to sub-prime lending at this time.

Staff's Comment:

9. INVESTMENT OBJECTIVES, STRATEGIES AND RISKS (COMMENT GIVEN ON AIM MID CAP BASIC VALUE FUND)

     SEC staff expressed a desire to see a consistent use of the terms "global" and "international" throughout mutual fund prospectuses and provided suggested definitional language for funds that use the term "international" or "global" in their names.

James O'Connor
May 2, 2008
Page 5

Response:

     After further discussions with SEC staff, the Registrant believes that the current disclosure in this prospectus and other AIM fund prospectuses adequately meets the requirements of Item 4 of Form N-1A, and where applicable, the requirements of Rule 35d-1 under the Investment Company Act of 1940.

     If a particular fund's name includes the term "international" or "global", the prospectus states the criteria for making this determination. Such disclosure is based on historical guidance (Generic Comment Letter dated January 31, 1991) distinguishing the terms "international" and "global". An example of such disclosure can be found in the prospectus of AIM International Small Company Fund:

     "At least 80% of the fund's total assets will be invested in securities of companies located in countries outside the United States. The fund will normally invest in companies located in at least four countries outside of the United States. The fund may invest up to 35% of its total assets in the securities of foreign companies located in developing countries, i.e., those that are in the initial stages of their industrial cycles. The fund may invest up to 20% of its total assets in securities of U.S. companies."

     If a particular fund's name includes a specific country, the prospectus clearly delineates the criteria for determining whether investments are tied to that particular country. An example of such disclosure can be found in the prospectus of AIM China Fund:

     "The fund seeks to meet its objective by investing, normally, at least 80% of its assets in a diversified portfolio of equity and equity-related transferable securities, including warrants and convertible securities, and/or debt securities of companies with substantial exposure to China (including the People's Republic of China, Hong Kong and Macau). Under normal market conditions, the fund does not expect to invest more than 25% of its total assets in debt securities. The fund considers various factors when determining whether a company has substantial exposure to China, including whether (1) it is organized under the laws of China; (2) it has a principal office in China; (3) it derives 50% or more of its total revenues from business in China; or (4) its equity securities are traded principally on a stock exchange, or in an over-the-counter market, in China."

James O'Connor
May 2, 2008
Page 6

Staff's Comment:

10. INVESTMENT OBJECTIVES, STRATEGIES AND RISKS (COMMENT GIVEN ON AIM HIGH INCOME MUNICIPAL FUND)

     Verify that Leveraging Risk in fixed income funds is borrowing from financial institutions as opposed to preferred shares or some other form of leverage.

Response:

     This statement has been verified. The Registrant, as well as certain other fixed income funds in the AIM Complex, is permitted to leverage through borrowing.

Staff's Comment:

11. FEE TABLE AND EXPENSE EXAMPLE - EXPENSE LIMITS (GENERAL COMMENT GIVEN ON PROSPECTUSES)

     It appears that the contractual limits discussed in the May 1, 2008 prospectuses are only in effect from May 1, 2008 to June 30, 2008. In order to show the net expense ratio in the fee table, the contractual limit/waiver must be in effect for at least one year. It appears that the limit is in effect for only three months and, as such, you may not show the net expense ratio in the fee table.

Response:

     In the view of the Registrant, the contractual waiver is in effect for a full year because it was in effect since at least July 1, 2007 and can be reflected in the body of the fee table. Before a contractual waiver or expense limit is included in the fee table by the registrant, the duration of the expense limit is for at least one year. The footnote to the fee table describing the contractual waiver or expense limit explicitly states that the waiver/limit is in effect through "at least" the date shown, which means that it may terminate on that date or one year after implementation, whichever is later. Expense limits for the AIM Funds complex are reviewed by the Boards of Trustees annually at a contract renewal meeting as a matter of efficiency, given that there are five different fiscal year ends within the complex. In the event that the contractual waiver/expense limit is discontinued that is reflected in the fee table, the Registrant represents that it will promptly file a prospectus supplement disclosing restated numbers in the fee table and removing the reference to the expense limit. Registrant has followed this pattern of contractual waiver for the past several years (either at the Registrant's contract renewal meeting or at the Registrant's fiscal year end).

Staff's Comment:

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the

James O'Connor
May 2, 2008
Page 7

     adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

     In connection with the responses to the comments above, the Registrant acknowledges the following:

     - that the Registrant is responsible for the adequacy and accuracy of the disclosure in their filings;

     - that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

     - that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 713.214.1968 if you have any further questions.

Very truly yours,


/s/ Stephen R. Rimes
-------------------------------------
Stephen R. Rimes